                                                               +--------------+
                                 UNITED STATES                 | OMB APPROVAL |
                      SECURITIES AND EXCHANGE COMMISSION       +--------------+
                            Washington, D.C. 20549             | OMB Number:  |
                                                               |  3235-0058   |
                                  FORM 12b-25                  |   Expires:   |
                                                               | May 31, 1997 |
                          NOTIFICATION OF LATE FILING          |   Estimated  |
                                                               |average burden|
(Check One): [X] Form 10-K  [ ] Form 20-F   [ ] Form 11-K      |   hours per  |
             [ ] Form 10-Q  [ ] Form N-SAR                     |response..2.50|
                                                               +--------------+
For Period Ended: December 31, 1997                            +--------------+
                  ________________________                     | SEC File No. |
                [ ] Transition Report on Form 10-K             |              |
                [ ] Transition Report on Form 20-F             |              |
                [ ] Transition Report on Form 11-K             +--------------+
                [ ] Transition Report on Form 10-Q             +--------------+
                [ ] Transition Report on Form N-SAR            |  CUSIP No.   |
                                                               |              |
For the Transition Period Ended: ____________________________  +--------------+

[ Read Instruction (on back page) Before Preparing Form. Please Print or Type  ]
   Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

--------------------------------------------------------------------------------
PART I - REGISTRANT INFORMATION
         Trikon Technologies, Inc.
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Full Name of Registrant

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Former Name if Applicable
         Ringland Way
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Address of Principal Executive Office (Street and Number)
         Newport, Gwent NP6 2TA United Kingdom
--------------------------------------------------------------------------------
City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[X] | (a)  The reasons described in reasonable detail in Part III of this form
    |      could not be eliminated without unreasonable effort or expense;
[X] | (b)  The subject annual report, semi-annual report, transition report on
    |      Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be
    |      filed on or before the fifteenth calendar day following the
    |      prescribed due date; or the subject quarterly report of transition
    |      report on Form 10-Q, or portion thereof will be filed on or before
    |      the fifth calendar day following the prescribed due date; and
[_] | (c)  The accountant's statement or other exhibit required by Rule
    |      12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.
                                               (Attach Extra Sheets if Needed)

      Please see attachment to this Form 12b-25.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification.

          Jeremy Linnert                  011 441 633414 000
     ----------------------------    -------------------------------------------
               (Name)                 (Area Code)         (Telephone Number)

(2)  Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is
     no, identify report(s).                                [X] Yes [ ] No
     ---------------------------------------------------------------------------
(3) Is it anticipated that any significant changes in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion
     thereof?                                               [X] Yes  [ ] No

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.
================================================================================

                           Trikon Technologies, Inc.
          -----------------------------------------------------------
                 (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date   03/31/98                           By   /s/ Jeremy Linnert
    ------------------------------        --------------------------------------
                                               Acting Chief Financial Officer
INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

+----------------------------------ATTENTION-----------------------------------+
|                INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT                |
|         CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).         |
+------------------------------------------------------------------------------+
                             GENERAL INSTRUCTIONS

1. This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5. Electronic Filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T ((S)232.201 or (S)232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T ((S)232.13(b) of this chapter).

                           TRIKON TECHNOLOGIES, INC.

                           Attachment to Form 12b-25

Part III - Narrative

     In November 1997, the Company initiated a significant restructuring of its Etch Division based in Chatsworth, California. The restructuring has entailed transferring the operations of its Etch Division to the United Kingdom, terminating approximately 13% of its worldwide workforce and licensing its MORI source and Forcefill PVD technologies to Applied Materials, Inc. In addition, in December 1997, the then Chief Executive Officer and principal financial officer of the Company, Dr. Gregor A. Campbell, resigned. Several other executive officers of the Company resigned in January 1998, including the then Director of Finance and Administration, Craig Montesanto. Managing the restructuring and the management transition has consumed a significant amount of time and effort of the Company's present management.

     The Company has used its best efforts to complete the Form 10-K in a timely manner; however, due to the above described circumstances the Company is unable to complete the Form 10-K in time to file in a timely manner without unreasonable effort or expense. The Company believes that the Form 10-K will be completed within the fifteen day extension period permitted by Rule 12b-25.

Part IV-(3)

     The Company estimates that its total revenues for the year ended December 31, 1997 were approximately $85 million, which includes $29.5 million in license revenues from the sale of non-exclusive, paid-up licenses of the Company's MORI source and Forcefill PVD technologies to Applied Materials. The Company reported $42.2 million in total revenues for year ended December 31, 1996. The Company expects that its net loss per share (basic and diluted) for the year ended December 31, 1997 will be between ($6.50) and ($7.00). This compares to a reported net loss per share (basic and diluted) for year ended December 31, 1996 of ($10.03). The loss during the year ended December 31, 1997 includes substantial charges for restructuring and impairment write-downs of certain tangible and intangible assets as a result of the restructuring of the Company, and reflects the costs associated with the closure of the Etch Division operations in Chatsworth, California and the reorganization of worldwide operations of the Company, partially offset by the revenues realized on the sale of licenses. The loss during the year ended December 31, 1996 includes a charge of approximately $86.0 million for purchased in-process research and development resulting from the acquisition of Electrotech Limited and Electrotech Equipments Limited by the Company in November 1996.

                                      1.